

News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO   **FOR IMMEDIATE RELEASE**
(603) 893-9701
e-mail: InvestorRelations@Standex.com

STANDEX COMPLETES SALE OF AMERICAN FOODSERVICE COMPANY BUSINESS UNIT

SALEM, NH –July 1, 2014 . . . . Standex International Corporation **(NYSE:SXI)** announced today that it has completed the sale of its American Foodservice Company business unit to AFS All-American Millwork and Fabrication LLC, a portfolio company of All-American Holdings LLC, a private equity firm with offices in Atlanta and Nashville.

"The sale of the American Foodservice Company business is in line with our Food Service Equipment Group strategy to tighten its focus and improve margins," said Standex President and CEO David Dunbar. "American Foodservice Company designs and manufactures custom fabricated stone, wood, stainless steel, solid surface and millwork products. The highly customized and specialized nature of this business presented few synergies with our core food service equipment business and was dilutive to its margins. We thank our American Foodservice employees for their contribution to Standex and wish them future success."

As a result of the divestiture, Standex anticipates reporting charges of approximately $0.28 per share, post tax, in discontinued operations during the fourth quarter of fiscal 2014[1].

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Engineering Technologies Group, Engraving Group, Electronics Products Group, and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at http://standex.com.
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[1] *Safe Harbor Language*
Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are general domestic and international economy including more specifically increases in raw material costs, the ability to substitute less expensive alternative raw materials, the ability to continue to successfully implement productivity improvements, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the effective completion of plant consolidations, successful completion and integration of acquisitions and completion of business dispositions and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2013, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.